WilmerHale Venture Group

Susan L. Mazur

+1 781 966 2005 (t)

+1 781 966 2100 (f)

susan.mazur@wilmerhale.com

October 25, 2006

BY EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey Riedler

Re:	Achillion Pharmaceuticals, Inc.

Form S-1 Registration Statement

File No. 333-132921

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), submitted herewith for filing is Amendment No. 8 (“Amendment No. 8”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 8 in response to comments contained in a letter, dated October 23, 2006 (the “Letter”), from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael D. Kishbauch, President and Chief Executive Officer of Achillion. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 8.

Securities and Exchange Commission

October 25, 2006

Report of Independent Public Registered Public Accounting Firm, page F-2

1.	We acknowledge your response to comment 3. Please provide an auditors’ opinion with your amendment for which you will request effectiveness that removes the restrictive language in the first paragraph of the opinion.

Response:	The Company advises the Staff that Amendment No. 8 contains an auditors’ opinion that removes the restrictive language in the first paragraph of the opinion. See page F-2 of the prospectus.

If you require additional information, please telephone the undersigned at the telephone number indicated above.

Very truly yours,

/s/ Susan L. Mazur

Susan L. Mazur

Enclosures

cc  (w/encl.):  Michael D. Kishbauch

                        Mary Kay Fenton

                        Steven D. Singer

                        Sarah Levendusky

                        Jonathan L. Kravetz

                        Brian P. Keane